UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Harvard Apparatus Regenerative Technology, Inc.

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

41690A106

(CUSIP number)

December 31, 2013

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 41690A106
1	Name of reporting persons Chancey Graziano
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 676,287
	6	Shared voting power None
	7	Sole dispositive power 676,287
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 676,287
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 8.74%**
12	Type of reporting person* IN

** Based upon 7,740,026 shares of the Issuer’s common stock outstanding as of November 18, 2013.

STATEMENT ON SCHEDULE 13G

Item 1.	(a)	Name of Issuer.

Harvard Apparatus Regenerative Technology, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

84 October Hill Road Holliston, Massachusetts 01746

Item 2.	(a)	Name of Person Filing

Chancey Graziano

	(b)	Address of Principal Business Office or, if none, Residence

23610 Peppermill Court Bonita Springs, FL 34134

	(c)	Citizenship

United States of America

	(d)	Title of Class of Securities

Common Stock, par value $.01 per share

	(e)	CUSIP Number

41690A106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

STATEMENT ON SCHEDULE 13G

Item 4.	Ownership

(a)	Amount beneficially owned:

676,287

(b)	Percent of class:

8.74%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

676,287

(ii) Shared power to vote to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

676,287

(iv) Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

STATEMENT ON SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/S/ CHANCEY GRAZIANO
Signature

CHANCEY GRAZIANO
Name/Title

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